Exhibit 99.1

Greenfire Resources Announces Future Growth Plans, Including Projects Under Development to Increase Net Facility Production Capacity by 74%, Representing Significant Potential Value for Shareholders

CALGARY, ALBERTA – October 7, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) ("Greenfire" or the "Company"), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce the Company’s future growth plans, which represent significant potential value for shareholders.

Highlights of the Company’s Future Growth Plans include:

●	Implementation of a modernized SAGD drilling strategy, including drilling extended reach and curved SAGD wells to support higher production, incremental reservoir access and bitumen recovery rates, as well as scalable cost efficiencies, including reduced future well counts, pads and infrastructure requirements

●	Consolidation of multiple well pads into a single concentrated Super Pad design, including centralized infrastructure, with expectation of increasing production while minimalizing surface and well costs

●	In addition to utilizing the existing capacity at the Expansion Asset of 26,300 bbls/d (35,000 bbls/d, 100% working interest), a potential brownfield expansion of the existing central processing facility is planned to potentially add 11,300 bbls/d (15,000 bbls/d, 100% working interest) of capacity growth

●	Recently acquired SAGD central processing facility to potentially be relocated and commissioned at the Expansion Asset at a cost that is anticipated to be significantly lower than new central processing facility construction. If relocated, the facility would be expected to add 11,300 bbls/d (15,000 bbls/d, 100% working interest) of additional production capacity

●	Increase production capacity at the Demo Asset by 2,500 bbls/d to 10,000 bbls/d by re-starting the existing processing train at Plant 1

●	These initiatives are expected to allow Greenfire to increase production capacity to approximately 58,800 bbls/d (75,000 bbls/d, 100% working interest), a 74% increase to net production capacity.

●	Greenfire’s plans to utilize existing plant capacity and install additional capacity are anticipated to result in cost structure improvements and increased free cash flow generation potential

Exhibit 1: Potential Working Interest Production Capacity Additions at the Hangingstone Facilities

These future growth plans, some of which remain under development and are subject to board approval and funding commitment, are anticipated to represent significant incremental value for Greenfire shareholders. The Company plans to release an updated independent reserves report in the fourth quarter of 2024, which is expected to incorporate the performance of Greenfire’s 2024 operational initiatives and an updated development plan.

Greenfire is a Significantly Undervalued Pure Play Thermal Oil Sands Investment Opportunity:

●	Greenfire, MEG Energy Corp., Athabasca Oil Corporation and Connacher Oil and Gas Limited are the only remaining pure-play thermal businesses, benefitting from low sustaining capex and greater free cash flow generation per unit of production, which are supportive of significant long-term shareholder returns

●	Greenfire is currently trading at a significant discount relative to other pure-play mid-cap oil sands companies on a Price / Reserve Evaluator net asset value basis

A presentation summarizing the details of Greenfire’s future growth plans can be found on the Company’s website at the following link.

Additional Details on Greenfire’s Future Production Growth Plans:

Modernized Drilling Strategy:

●	Drilling Modern SAGD Wells – Greenfire’s operational and technical team have successfully executed modern drilling practices and SAGD technologies, including successfully drilling extended reach and curved SAGD wells since the Company began its drilling campaign in August 2023. Greenfire has drilled one curved SAGD well pair and one curved SAGD producer at the Demo Asset during August and September 2024, to maximize reservoir access and support increased recoveries. Extended reach and curved SAGD wells are expected to support higher production, incremental bitumen recovery and scalable cost efficiencies, including reduced future well counts, pads and infrastructure requirements.

●	Updated Development Plan – The Company plans to consolidate multiple well pads into a single concentrated pad design (the “Super Pad”), including centralized infrastructure. The first Super Pad will be located immediately next to the central processing facility at the Expansion Asset and will exploit thick Tier-1 pay with extended reach and curved SAGD wells to maximize reservoir access, while further minimizing surface and well costs owing to increased operational scale. Greenfire has submitted the requisite regulatory applications for this Super Pad and anticipates regulatory approval by year end 2024.

Expansion Asset (75% Working Interest, Operator):

●	Installed Plant Capacity of 35,000 bbls/d (100% working interest) – Greenfire intends to fully utilize existing plant capacity by drilling Refill wells and commissioning a nearby Super Pad of sustaining wells. The existing plant is capable of producing 35,000 bbls/d and has produced as high as ~32,000 bbls/d under the prior operator. No additional steam generation capacity is contemplated to utilize the 35,000 bbls/d of existing production capacity.

●	Brownfield Expansion to 50,000 bbls/d (100% working interest) – Greenfire has the opportunity to undertake a brownfield expansion of the central processing facility to add up to 15,000 bbls/d of additional production capacity, by adding new standard SAGD components. The Expansion Asset is designed for the addition of one processing train and two steam generators at relatively low capital intensities relative to the construction of a new central processing facility.

●	Relocation of the McKay SAGD Facility for an Additional 15,000 bbls/d (100% working interest) – The Company recently acquired the McKay SAGD facility at a cost of $1.2 million in Q2 2024. The McKay facility was designed with a high degree of modularization, including the ability to relocate the facility. As a result, Greenfire has the opportunity to relocate the McKay central processing facility to the Expansion Asset, which is expected to add 15,000 bbls/d of production capacity and power co-generation capability. The cost of moving and commissioning the McKay SAGD facility at Expansion is anticipated to be significantly lower than the construction of a new central processing facility.

Demo Asset (100% Working Interest, Operator):

●	Restarting Portion of Existing Plant for Capacity of 10,000 bbls/d – Greenfire has plans to increase production capacity at the Demo Asset by 2,500 bbl/d to 10,000 bbls/d by re-starting the processing train at Plant 1. Incremental production capacity is expected to utilize existing steam and blend processing equipment, with no material additional infrastructure capital anticipated to be required. Three new extended reach Refills have been drilled in the first half of 2024 at the Demo Asset and are in warm-up phase, with an additional 10 Refill locations planned.

Greenfire's Modernized Drilling Strategy, Updated Development Plan and Latest Drilling Results to be incorporated into the Year-End 2024 Reserves Report

Greenfire intends to incorporate the modernized drilling strategy outlined above, updated development plan and expansion of evaluated lands and geology into the updated reserves report for year-end, which is planned to be prepared by the Company's independent qualified reserves evaluator.

Greenfire’s Future Growth Plans Support Strategy for Shareholder Value Creation

Greenfire has a large, long-life and relatively low decline Tier-1 oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities and expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. At the Hangingstone Facilities, the Company’s structural cost advantages from its Tier-1 SAGD reservoir and relatively modest capital expenditure profile, given significant underutilized capacity in place, is anticipated to support approximately 33,800 bbl/d (42,500 bbl/d, 100% working interest) of production capacity and meaningful potential free cash flow generation.

To support additional operational scale, the Company has plans to increase production capacity to approximately 58,800 bbls/d (75,000 bbls/d, 100% working interest), a 74% increase to net production capacity. These planned initiatives are expected to allow for further cost structure improvements and increased free cash flow generation potential, which combined with relatively low sustaining capital requirements, can support significant long-term shareholder return programs.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol "GFR". For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

FORWARD-LOOKING STATEMENTS ADVISORY

This press release contains certain forward-looking statements or forward-looking information within the meaning of the United States federal securities laws and applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or Greenfire's future performance. All information other than statements of historical fact are forward-looking statements. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," “targeting”, "forecast," "strategy," "future," "opportunity," "plan," "potential," "may," "should," "will," "can," "could," "would," "will be," "to be," "to include," "to align," "will continue," "will likely result," and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to, among other things, expectations and assumptions in respect of the following matters: expectations on the economic returns associated with the Expansion and Demo assets at Hangingstone; the timing of when an independent third-party reserve evaluation will be published; the potential increase in Greenfire lands subject to the third-party reserve evaluation; plans for Greenfire to deploy modern SAGD well technologies; plans to maximize utilization at existing Greenfire facilities; Greenfire's opportunity to relocate newly acquired facilities to Tier-1 reservoir lands; the availability of pure-play thermal businesses; plans to accelerate Greenfire's Tier-1 owned resources; plans for reactivation of Demo Plant 1, brownfield facility debottlenecking and expansion and relocation of an existing SAGD facility; expectations that existing infrastructure is scalable to support the growth plans; expectations of Greenfire's operational and technical team to support the growth plan; expected productivity and cost advantages for extended reach SAGD wells; expected performance of extended reach refill wells; expected benefits from Greenfire's modernized drilling strategy; expected pay access benefits and well count reduction due to curved SAGD well strategy; expected ability of Greenfire to drill curved, extended reach wells; expected surface impact, cost savings and production benefits of Greenfire's Super Pad; expected timing of drilling at Expansion related to Greenfire's Super Pad; expected timing of AER application of approval related to the Super Pad; plans to utilize existing plant capacity by drilling Refill wells and commissioning nearby Super Pad of sustaining wells; expectation that no additional steam generation will be associated with utilization of existing facilities; anticipated cost structure improvements and increased free cash flow generation potential with utilizing existing plant capacity; expectation in reduced variable costs with Greenfire's SAGD assets; expected capacity growth to 50,000 bbl/d for Brownfield expansion; expectation that Greenfire's modular design will allow for easier expansion of the central processing facility to accommodate new standard SAGD components; expected increases of production capacity and steam generation capacity for Expansion asset; expectations of an additional 15,000 bbls/d of production capacity, 38,000 bbls/d of steam capacity and power co-generation capacity resulting from relocation of the McKay facility; the expectation that the cost of moving and commissioning McKay SAGD facility at the Expansion Asset will be significantly lower than constructing a new central processing facility; plans to increase production capacity at the Demo asset by 2,500 bbl/d to 10,000 bbl/d by restarting Plan 1 processing train; expected increase in production capacity at Demo Plant 1 and expectations to utilize existing steam and blend processing equipment; expectations that no material infrastructure capital is required for the Demo Plant 1 restart; timing regarding the new extended reach Refills at the Demo asset; plans regarding additional Refill locations; expectations regarding the scope, drilling strategy and future growth projects described in the year-end 2024 Reserves Report (as defined below); expectations on the reduced number of wells and required surface pads related to the modernized drilling strategy; and Greenfire's capital spending plans.

With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: commodity prices; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which Greenfire conducts and will conduct business and the effects that such regulatory framework will have on Greenfire, including on Greenfire’s financial condition and results of operations; expected performance of Greenfire's wells and facilities; expected ability to obtain the necessary regulatory approvals for certain of Greenfire's development plans including the brownfield expansions and McKay relocation; Greenfire’s financial and operational flexibility; Greenfire’s financial sustainability; Greenfire’s cash flow; Greenfire’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the applicability of technologies for the recovery and production of Greenfire’s reserves; future capital expenditures to be made by Greenfire; future sources of funding for Greenfire’s capital programs and development plans; Greenfire’s future debt levels and capital impacts of covenants relating to Greenfire's senior secured notes; Greenfire's future production levels; Greenfire’s ability to obtain financing, on acceptable terms; Greenfire's operating costs; compliance of counterparties with the terms of contractual arrangements; impact of increasing competition globally; collection risk of outstanding accounts receivable from third parties; geological and engineering estimates in respect of Greenfire’s reserves and resources; recoverability of reserves and resources; and the geography of the areas in which Greenfire is conducting exploration and development activities and the quality of its assets.

This forward-looking statements involve material assumptions and known and unknown risks and uncertainties and other factors, certain of which are beyond Greenfire's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, which include, among other things: Greenfire's success in retaining or recruiting, or changes required in, its officers and key employees; the inability to get the necessary regulatory approvals for Greenfire's development plans; the inability to get the necessary financing for Greenfire's development plans; the failure of wells to perform as expected; geopolitical risk including the impacts of the Russian-Ukraine war and the Israel-Hamas conflict; changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; the possibility that a pandemic or major disease disrupts Greenfire's business; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire's resources; risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production, the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation, pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group, delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the implementation of Greenfire's plans and growth strategies; uncertainties in market influences; uncertainties related to the scope, content and findings in the 2024 Reserves Report; risks associated with using new technology and new industry strategies; the accuracy of the geological information provided in the press release; and uncertainties related to the AER's approval process.

The foregoing list of factors is not exhaustive. You should carefully consider the all of the risks and uncertainties described in the "Risk Factors" section of Greenfire's annual report on Form 20-F dated March 26, 2024 filed with the United States Securities and Exchange Commission (the "SEC") on March 26, 2024 (the "Form 20-F"), and which is also available on SEDAR+ at www.sedarplus.ca, and other documents filed by Greenfire from time to time with the SEC or on SEDAR+. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Consequently, forward-looking statements are inherently unreliable, and readers are cautioned not to put undue reliance on forward-looking statements. Greenfire assume no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by applicable securities laws. Greenfire does not give any assurance that Greenfire will achieve its expectations.

2024 RESERVES REPORT

As indicated in this presentation, Greenfire has engaged McDaniel & Associates Consultants Ltd. ("McDaniel"), Greenfire's independent qualified reserves evaluator, to commence an evaluation of its reserves, which is expected to be completed in the fourth quarter of 2024 (the "2024 Reserves Report"). The 2024 Reserves Report will be prepared in accordance with National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Handbook. As indicated in this presentation, it is intended that McDaniel will include a number of factors in its preparation of the 2024 Reserves Report that were not reflected in McDaniel's evaluation of Greenfire's reserves pursuant to the 2023 year end reserves report. The additional factors to be considered in the 2024 Reserves Report include a larger development area, additional booked acreage, new well designs and drilling strategies, increased capacities at both the Expansion and Demo assets, certain brownfield expansion projects, the relocation of the McKay SAGD facility and reduced capital constraints. There is no certainty that any of these factors will result in additional bookings of reserves. Even if additional reserves are booked in the 2024 Reserves Report, there is no certainty that such reserves will have significant (or any) additional associated values (especially on a discounted net present value).

FUTURE DEVELOPMENT PLANS

The brownfield expansion projects, the relocation and re-commissioning of the McKay facility and certain other development projects disclosed herein have significant associated costs. As of the date hereof, Greenfire does not have reliable estimates of such costs. Such development plans are not based on a budget or capital expenditures plan approved by the Board of Directors of Greenfire (the "Board") beyond 2024 and are not intended to present a forecast of Greenfire's future activities. In addition, Greenfire does not presently have the funding available to complete such projects. There is no certainty that Greenfire will obtain the necessary funding to complete such projects or proceed with such projects. Prior to proceeding with these development projects, accurate cost estimates will need to be prepared and such costs may be greater than anticipated and may make such projects uneconomic. The disclosure of the development plans herein is intended to present readers insight into management's view of the opportunities associated with Greenfire's assets as used by management for planning and strategy purposes.

There is no certainty that Greenfire will proceed with all of development plans or other capital expenditures contemplated herein and even if Greenfire does proceed with such plans there is no certainty that the reserves or resources recovered will match the expectations used for such strategy. All future development plans and other capital expenditures will ultimately depend upon the availability of capital, regulatory approvals, commodity prices, changing cost projections for such projects, actual drilling results, additional reservoir information that is obtained and other factors. In addition, management and the Board may determine to utilize its cash resources and other funding for other purposes if determined in the best interests of Greenfire to do so.

OIL AND GAS METRICS

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the "Expansion Asset") and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and together with the Expansion Asset, the "Hangingstone Facilities"). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a "gross" basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company's gross working interest basis before deduction of royalties.

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